


BB 3/16

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U.S. SEC   **06001905**   MISSION
WASHINGTON, D.C. 200??

| **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III | Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE
8-47278 |

| REPORT FOR THE PERIOD BEGINNING | **1/1/2005** | AND ENDING | **12/31/2005** |
| | MM/DD/YY | | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Julian LeCraw Realty Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Atlanta Technology Center, Suite 200, 1575 Northside Drive, N.W.

MAIL RECEIVED MAR 0 7 2006 PROCESSING SECTION

| **Atlanta** | **Georgia** | **30318-4208** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Reitz   **(404) 352-2800**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

| **Ten Piedmont Center, Suite 100** | **Atlanta** | **GA** | **30305** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on at the
bureau of the exemption. See section 240.17a-5(e)(2).



Financial Statement Presentation and Classification

Oath or Affirmation

I, **Bob Reitz**   swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Julian LeCraw Realty Advisors, Inc.**   , as of   **12/31/05**   are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CFO / Fin. Op.
Title

Subscribed and sworn to before me this
_27th_ day of _February_   ,
_2006_

_____
Notary Public

This report* contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

JULIAN LECRAW REALTY ADVISORS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Julian LeCraw Realty Advisors, Inc. as of December 31, 2005 and 2004, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, we have determined that Julian LeCraw Realty Advisors, Inc., during the year ended December 31, 2005, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it carried no margin accounts, handled no customer funds or securities and held no funds or securities for, or owed no money or securities to its customers. We have also determined that Julian LeCraw Realty Advisors, Inc. had no

liabilities subordinated to claims of creditors at December 31, 2005. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones and Koler

February 21, 2006

JULIAN LECRAW REALTY ADVISORS, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005		2004	
CURRENT ASSETS				
Cash	$	11,296	$	11,797
Due from affiliates		2,252		
Total assets	$	13,548	$	11,797

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005		2004	
CURRENT LIABILITIES				
Accrued expenses	$	708	$	208
STOCKHOLDERS' EQUITY				
Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding				
Common stock, $1 par value, 1,000,000 shares authorized; 500 shares issued and outstanding		500		500
Additional paid-in capital		194,250		94,250
Retained earnings (deficit)		(181,910)		(83,161)
Total stockholders' equity		12,840		11,589
Total liabilities and stockholders' equity	$	13,548	$	11,797

The accompanying notes to financial statements
are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Escrow fees	$ 15,500	$ 14,000
Total revenues	15,500	14,000
OPERATING EXPENSES		
Escrow fees and service charges	1,968	3,603
Registration fees	2,601	1,897
Professional fees (Note 4)	31,750	5,400
Outside services	2,500	2,500
Other (Note 4)	75,430	420
Total operating expenses	114,249	13,820
NET INCOME (LOSS)	$ (98,749)	$ 180

The accompanying notes to financial statements
are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
	Shares	Amount			
BALANCE December 31, 2003	500	$ 500	$ 94,250	$ (83,341)	$ 11,409
Net income				180	180
BALANCE December 31, 2004	500	500	94,250	(83,161)	11,589
Capital contributions			100,000		100,000
Net loss				(98,749)	(98,749)
BALANCE December 31, 2005	500	$ 500	$ 194,250	$ (181,910)	$ 12,840

The accompanying notes to financial statements
are an integral part of these statements.

3

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (98,749)	$ 180
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Change in due from affiliates	(2,252)	1,500
Change in accrued expenses	500	(897)
Total adjustments	(1,752)	603
Net cash provided by (used in) operating activities	(100,501)	783
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	100,000	
Net cash provided by (used in) financing activities	100,000	
NET CHANGE IN CASH	(501)	783
CASH		
Beginning of year	11,797	11,014
CASH		
End of year	$ 11,296	$ 11,797

The accompanying notes to financial statements
are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company commenced doing business during 1995.

B. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

D. The Company, with the consent of its stockholders, has elected to be taxed as an S-Corporation. Accordingly, income or loss from the Company will be combined with the income and expenses of the individual stockholders. The Company itself is not a taxpaying entity for purposes of Federal or state income taxes; therefore, no income taxes are recorded in the accompanying financial statements.

2. RELATED PARTY TRANSACTIONS

All fee income was generated from partnerships or entities whose principals are affiliated with the Company. The Company is operated out of the office of an affiliate which has identical ownership. Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing limited partnership offerings. Accordingly, the Statements of Income (Loss) and Cash Flows are not representative of revenues or expenses that would be incurred by an independent company. The Company is dependent on fee income and capital contributions from its owners and their affiliates in order to operate.

3. REGULATORY NET CAPITAL

The Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes. According to regulations, assets such as due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120% of the minimum level. At December 31, 2005, the Company reported $10,588 of net capital, which meets the net capital requirement.

4. REGULATORY COMPLIANCE

On February 24, 2005, the Company agreed to the issuance of a Consent Order from the Commissioner of Securities of the State of Georgia related to certain state security law violations from previous offerings. In conjunction with the Consent Order, the Company agreed to pay a $50,000 fine and an additional $25,000 to cover investigative costs. These amounts are recorded as 2005 other expenses in the accompanying Statement of Income (Loss). Upon payment of these amounts, which was funded by additional capital contributions made at the time the Consent Order was signed, the State of Georgia agreed to vacate its June 8, 2004 Order of Conditional Registration that will allow the Company to be registered with the State of Georgia as a dealer with no conditions. Legal fees of $25,000 to settle this matter are recorded as 2005 professional fees in the accompanying Statement of Income (Loss).

Total stockholders' equity from balance sheet	$	12,840
Less non-allowable assets		2,252
Net capital	$	10,588

JULIAN LECRAW REALTY ADVISORS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2005

	Reported in Unaudited Part II A FOCUS Report	Difference	Reported in Audited Financial Statement
Total stockholders' equity from balance sheet	$ 11,840	$ 1,000	$ 12,840
Less non-allowable assets	(752)	(1,500)	(2,252)
"Haircuts"			
Net capital	$ 11,088	$ (500)	$ 10,588

DIFFERENCE

The differences in total stockholders' equity and net capital between the balances reported on the year end FOCUS Report and the audited financial statements at December 31, 2005 relate to an adjustment for fees due from a related partnership and a bank escrow fee liability.

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS

    Liabilities $ 708

BASIC NET CAPITAL REQUIREMENT

    Minimum net capital requirement $ 5,000

    Net capital   10,588

        Excess net capital $ 5,588

    Percentage of aggregate
        indebtedness to net capital   6.69%

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Julian LeCraw Realty
Advisors, Inc. for the year ended December 31, 2005, we considered its internal control structure,
including procedures for safeguarding securities, in order to determine our auditing procedures
for the purpose of expressing our opinion on the financial statements and not to provide
assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the
periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the
procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did
not review the practices and procedures followed by the Company in making the quarterly
securities examinations, counts, verifications and comparisons, and the recordation of differences
required by Rule 17a-13, in complying with the requirements for prompt payment for securities
under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in
obtaining and maintaining physical possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3 because the Company does not carry security
accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives. Two of the objectives of an internal control structure and the practices and
procedures are to provide management with reasonable, but not absolute, assurance that assets
for which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's authorization
and recorded properly to permit preparation of financial statements in conformity with U.S.

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control procedures and its operation that we consider to be a "material weakness" as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.

Jones and Kaler

February 21, 2006

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